 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 9)1

Eledon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

28617K101
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,361,803
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		3,361,803
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,361,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%
12	TYPE OF REPORTING PERSON

	PN

2

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,361,803
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		3,361,803
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,361,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%
12	TYPE OF REPORTING PERSON

	OO

3

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,633,679
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		2,633,679
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,633,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%
12	TYPE OF REPORTING PERSON

	PN

4

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,633,679
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		2,633,679
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,633,679
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%
12	TYPE OF REPORTING PERSON

	OO

5

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		220,460
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		220,460
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	220,460
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	PN

6

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		220,460
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		220,460
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	220,460
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 1%
12	TYPE OF REPORTING PERSON

	CO

7

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	BVF GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,995,482
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		5,995,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,995,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.1%
12	TYPE OF REPORTING PERSON

	OO

8

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,293,282
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		6,293,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,293,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.9%
12	TYPE OF REPORTING PERSON

	PN, IA

9

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,293,282
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		6,293,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,293,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.9%
12	TYPE OF REPORTING PERSON

	CO

10

CUSIP No. 28617K101

1	NAME OF REPORTING PERSON

	Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,293,282
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		6,293,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,293,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.9%
12	TYPE OF REPORTING PERSON

	IN

11

CUSIP No. 28617K101

Item 1(a).	Name of Issuer:

Eledon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

19800 MacArthur Blvd., Suite 250

Irvine, California 92612

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 28617K101

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).	CUSIP Number:

28617K101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 28617K101

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on September 30, 2024, the Reporting Persons and a certain Partners managed account (the “Partners Managed Account”) held an aggregate of 4,419.93 shares of Series X Convertible Preferred Stock (the “Series X Preferred”), convertible for an aggregate of 245,552 Shares. Each share of the Series X Preferred is convertible into 55.5556 Shares. The Series X Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the number of Shares then issued and outstanding (the “Series X Blocker”). As of the close of business on September 30, 2024, the Series X Blocker prohibits the conversion of all of the Series X Preferred held by the Reporting Persons and the Partners Managed Account.

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 110,086.152 shares of Series X1 Convertible Preferred Stock (the “Series X1 Preferred”), convertible for an aggregate of 6,115,902 Shares. Each share of the Series X1 Preferred is convertible into 55.5556 Shares. The Series X1 Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the number of Shares then issued and outstanding (the “Series X1 Preferred Blocker”). As of the close of business on September 30, 2024, the Series X1 Blocker prohibits the conversion of all of the Series X1 Preferred held by the Reporting Persons and the Partners Managed Account.

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 9,894,458 Pre-funded Warrants (the “First Pre-funded Warrants”) exercisable into an aggregate of 9,894,458 Shares. Each First Pre-funded Warrant is exercisable immediately, has an exercise price per Share of $0.001 and expires when exercised in full. Subject to limited exceptions, a holder of the First Pre-funded Warrants will not have the right to exercise any portion of its First Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “First Pre-funded Blocker”). As of the close of business on September 30, 2024, the First Pre-funded Blocker prohibits the exercise of all of the First Pre-funded Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 509,117 Pre-funded Warrants (the “Second Pre-funded Warrants”) exercisable into an aggregate of 509,117 Shares. Each Second Pre-funded Warrant is exercisable immediately, has an exercise price per Share of $0.001 and expires on December 31, 2030. Subject to limited exceptions, a holder of the Pre-funded Warrants will not have the right to exercise any portion of its Second Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Second Pre-funded Blocker”). As of the close of business on September 30, 2024, the Second Pre-funded Blocker prohibits the exercise of all of the Second Pre-funded Warrants held by the Reporting Persons and the Partners Managed Account.

14

CUSIP No. 28617K101

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 161,549 Warrants (the “Private Placement Warrants”) exercisable into an aggregate of 161,549 Shares. Each Private Placement Warrant has a strike price per Share of $12.96 and expires on July 14, 2025. Subject to limited exceptions, a holder of the Private Placement Warrants will not have the right to exercise any portion of its Private Placement Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Private Placement Blocker”). As of the close of business on September 30, 2024, the Private Placement Blocker prohibits the exercise of all of the Private Placement Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 2,788 Warrants (the “Series X1 Preferred Warrants”) exercisable into Series X1 Preferred, which are, in turn, convertible into an aggregate of 2,788,000 Shares. Each Series X1 Preferred Warrant has a strike price per Share of $8,962.74 and expires on September 14, 2025. Subject to limited exceptions, a holder of Series X1 Preferred Warrants will not have the right to exercise any portion of its Series X1 Preferred Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Series X1 Preferred Warrant Blocker”). As of the close of business on September 30, 2024, the Series X1 Preferred Warrant Blocker prohibits the exercise of all of the Series X1 Preferred Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on September 30, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 5,844,153 Tranche A Warrants (the “Tranche A Warrants”) exercisable into an aggregate of 5,844,153 Shares or Pre-funded Warrants (the “Tranche A Pre-funded Warrants”) in lieu thereof. The Tranche A Warrants are exercisable at any time at a price of $3.00 per Share and expire on May 5, 2028. The Tranche A Warrants may be exercised for, at the holder’s discretion, either (i) Shares or (ii) in the event that the Tranche A Blocker (as defined below) applies, a Tranche A Pre-funded Warrant to purchase a number of Shares equal to the number of Shares as to which the Tranche A Warrant is being exercised. A holder of Tranche A Warrants will not have the right to exercise any portion of such warrants for Shares if the holder of such warrants, together with its Attribution Parties (as defined in the Form of Tranche A Warrant to Purchase Common Stock or Pre-Funded Warrants), would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Tranche A Blocker”). As of the close of business on September 30, 2024, the Tranche A Blocker prohibits the exercise of all of the Tranche A Warrants held by the Reporting Persons and the Partners Managed Account into Shares. The Tranche A Pre-funded Warrants are exercisable at any time at a price of $0.001 per Share and do not expire. A holder of Tranche A Pre-funded Warrants will not have the right to exercise any portion of such warrants to the extent that after giving effect to such issuance after exercise, the holder of such warrants, together with its Attribution Parties (as defined in the Form of Pre-Funded Warrant to Purchase Common Stock), would beneficially own in excess of 9.99% of the outstanding Shares (the “Tranche A Pre-funded Warrants Blocker”). As of September 30, 2024, to the extent the Reporting Persons and the Partners Managed Account exercised the Tranche A Warrants held by them for Tranche A Pre-funded Warrants, the Tranche A Pre-funded Warrants Blocker would prohibit the exercise of all such Tranche A Pre-funded Warrants into Shares.

15

CUSIP No. 28617K101

As of the close of business on September 30, 2024 (i) BVF beneficially owned 3,361,803 Shares, excluding (a) 122,833 Shares underlying the Series X Preferred held by it, (b) 3,214,437 Shares underlying the Series X1 Preferred held by it, (c) 5,201,780 Shares underlying the First Pre-funded Warrants held by it, (d) 254,666 Shares underlying the Second Pre-funded Warrants held by it, (e) 79,500 Shares underlying the Private Placement Warrants held by it, (f) 1,453,000 Shares underlying the Series X1 Preferred Warrants, which are, in turn convertible into Series X1 Preferred, held by it, and (g) 3,084,090 Shares underlying the Tranche A Warrants held by it, (ii) BVF2 beneficially owned 2,633,679 Shares, excluding (a) 96,611 Shares underlying the Series X Preferred held by it, (b) 2,374,987 Shares underlying the Series X1 Preferred held by it, (c) 4,135,301 Shares underlying the First Pre-funded Warrants held by it, (d) 200,245 Shares underlying the Second Pre-funded Warrants held by it (e) 64,549 Shares underlying the Private Placement Warrants held by it, (f) 1,086,000 Shares underlying the Series X1 Preferred Warrants, which are, in turn convertible into Series X1 Preferred, held by it, and (g) 2,446,209 Shares underlying the Tranche A Warrants held by it, and (iii) Trading Fund OS beneficially owned 220,460 Shares, excluding (a) 19,222 Shares underlying the Series X Preferred held by it, (b) 424,169 Shares underlying the Series X1 Preferred held by it, (c) 398,018 Shares underlying the First Pre-funded Warrants held by it, (d) 39,938 Shares underlying the Second Pre-funded Warrants held by it, (e) 11,415 Shares underlying the Private Placement Warrants held by it, (f) 189,000 Shares underlying the Series X1 Preferred Warrants, which are, in turn convertible into Series X1 Preferred, held by it, and (g) 252,291 Shares underlying the Tranche A Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 3,361,803 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,633,679 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 220,460 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 5,995,482 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 6,293,282 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 77,340 Shares held in the Partners Managed Account and excluding (a) 6,885 Shares underlying the Series X Preferred held by it, (b) 102,310 Shares underlying the Series X1 Preferred held by it, (c) 159,359 Shares underlying the First Pre-funded Warrants held by it, (d) 14,268 Shares underlying the Second Pre-funded Warrants held by it, (e) 6,085 Shares underlying the Private Placement Warrants held by it, (f) 60,000 Shares underlying the Series X1 Preferred Warrants, which are, in turn, convertible into Series X1 Preferred, held by it, and (g) 61,563 Shares underlying the Tranche A Warrants held by it.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 6,293,282 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 6,293,282 Shares beneficially owned by BVF Inc.

16

CUSIP No. 28617K101

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 39,655,702 Shares outstanding as of August 14, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024.

As of the close of business on September 30, 2024 (i) BVF beneficially owned approximately 8.5% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 6.6% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 8.5% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 6.6% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 15.1% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 15.9% of the outstanding Shares (less than 1% of the outstanding Shares is held in the Partners Managed Account).

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

17

CUSIP No. 28617K101

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF2 GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 5, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 28617K101

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2024

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC, its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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